



By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

17th February, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 17th February 2005, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 11th February 2005, held 23,954,306 shares, being 3.033% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.



VIA PR NEWSWIRE DISCLOSE

ER 05/11

Company Announcements Office,
London Stock Exchange.

17th February, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 14th February 2005 and received by post after close of business on 16th February 2005, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 11th February 2005, held 23,954,306 shares, being 3.033% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231